Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2017

This Management’s Discussion and Analysis is prepared as of January 11, 2018

A copy of this report will be provided to any shareholder who requests it.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis (“MD&A”) of Platinum Group Metals Ltd. (“Platinum Group”, the “Company” or “PTM”) is dated as of January 11, 2018, and focuses on the Company’s financial condition and results of operations for the period ended November 30, 2017. This MD&A should be read in conjunction with the Company’s interim condensed consolidated financial statements for the period ended November 30, 2017 together with the notes thereto (the “Financial Statements”).

The Company prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All dollar figures included therein and in the following MD&A are quoted in United States Dollars (“USD”) unless otherwise noted. All references to “U.S. Dollars” or to “US$” are to United States Dollars. All references to “C$” are to Canadian Dollars. All references to “R” or to “Rand” are to South African Rand. The Company uses the US dollar as its presentation currency.

PRELIMINARY NOTES

NOTE REGARDING FORWARD-LOOKING STATEMENTS:

This MD&A and the documents incorporated by reference herein contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “Forward-Looking Statements”). All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will, may, could or might occur in the future are Forward-Looking Statements. The words “expect”, “anticipate”,

“estimate”, “may”, “could”, “might”, “will”, “would”, “should”, “intend”, “believe”, “target”, “budget”, “plan”, “strategy”, “goals”, “objectives”, “projection” or the negative of any of these words and similar expressions are intended to identify Forward-Looking Statements, although these words may not be present in all Forward-Looking Statements. Forward-Looking Statements included or incorporated by reference in this MD&A may include, without limitation, statements related to:

•	the repayment, and compliance with the terms of, indebtedness;

•	further amendments to the Project 1 Working Capital Facilities (defined below);

•	the satisfaction of closing conditions and closing of the Maseve Sale Transaction (defined below);

•	the completion of the DFS (defined below) for, and other developments related to, the Waterberg Project (defined below);

•	the adequacy of capital, financing needs and the availability of and potential for obtaining further capital;

•	revenue, cash flow and cost estimates and assumptions;

•	future events or future performance;

•

governmental and securities exchange laws, rules, regulations, orders, consents, decrees, provisions, charters, frameworks, schemes and regimes, including interpretations of and compliance with the same;

•	anticipated exploration, development, construction, production, permitting and other activities on the Company’s properties;

•	project economics;

•	future metal prices and exchange rates;

•	mineral reserve and mineral resource estimates; and

•	potential changes in the ownership structures of the Company’s projects.

Forward-Looking Statements are subject to a number of risks and uncertainties that may cause the actual events or results to differ materially from those discussed in the Forward-Looking Statements, and even if events or results discussed in the Forward-Looking Statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things:

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2017

•

delays in, or inability to complete, the planned sale of the Maseve platinum and palladium mine (“Maseve Mine”), also known as Project 1 (“Project 1”), and Project 3 (“Project 3”) of what was formerly the Western Bushveld Joint Venture (the “WBJV”);

•	additional financing requirements;

•	the Company’s history of losses;

•

the inability of the Company to generate sufficient cash flow to make payment on its indebtedness under the Sprott Facility (defined below), the LMM Facility (defined below) and the Notes (defined below), and to comply with the terms of such indebtedness, and the restrictions imposed by such indebtedness;

•

the Sprott Facility and the LMM Facility are secured and the Company has pledged its shares of Platinum Group Metals (RSA) Proprietary Limited (‘‘PTM RSA’’) to the Sprott Lenders (defined below) and LMM (defined below, and together with the Sprott Lenders, the “Lenders”) under the Project 1 Working Capital Facilities, which potentially could result in the loss of the Company’s interest in PTM RSA, the Waterberg Project (defined below) and the Maseve Mine in the event of a default under either the Sprott Facility or the LMM Facility;

•	the Company’s negative cash flow;

•	the Company’s ability to continue as a going concern;

•	completion of a Definitive Feasibility Study (“DFS”) for the Waterberg Project, which is subject to resource upgrade and economic analysis requirements;

•	uncertainty of estimated production, development plans and cost estimates for the Waterberg Project;

•

discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production;

•	fluctuations in the relative values of the U.S. Dollar, the Rand and the Canadian Dollar;

•	volatility in metals prices;

•	the failure of the Company or its joint venture partners to fund their pro-rata share of funding obligations for the Waterberg Project;

•	any disputes or disagreements with the Company’s joint venture partners;

•	the ability of the Company to retain its key management employees and skilled and experienced personnel;

•

contractor performance and delivery of services, including the ability of contractors to continue to perform in the event of a strike amongst their employees, changes in contractors or their scope of work or any disputes with contractors;

•	conflicts of interest;

•	any designation of the Company as a “passive foreign investment company” and potential adverse U.S. federal income tax consequences for U.S. shareholders;

•	litigation or other legal or administrative proceedings brought against the Company;

•	actual or alleged breaches of governance processes or instances of fraud, bribery or corruption;

•

exploration, development and mining risks and the inherently dangerous nature of the mining industry, including environmental hazards, industrial accidents, unusual or unexpected formations, safety stoppages (whether voluntary or regulatory), pressures, mine collapses, cave ins or flooding and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties;

•	property and mineral title risks including defective title to mineral claims or property;

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2017

•

changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, South Africa or other countries in which the Company does or may carry out business in the future;

•	equipment shortages and the ability of the Company to acquire the necessary access rights and infrastructure for its mineral properties;

•	environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations and water use licences;

•	extreme competition in the mineral exploration industry;

•	delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits;

•

the failure to maintain or increase equity participation by historically disadvantaged South Africans in the Company’s prospecting and mining operations and to otherwise comply with the Mining Charter (defined below);

•	certain potential adverse Canadian tax consequences for foreign-controlled Canadian companies that acquire common shares of the Company;

•	risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation; and

•

the other risks disclosed under the heading “Risk Factors” in the Company’s 2017 Annual Information Form dated November 29, 2017 (the “AIF”) and in the Company’s Annual Report on Form 20-F dated December 29, 2017 (the “Form 20-F”).

These factors should be considered carefully, and investors should not place undue reliance on the Company’s Forward-Looking Statements. In addition, although the Company has attempted to identify important factors that could cause actual actions or results to differ materially from those described in Forward-Looking Statements, there may be other factors that cause actions or results not to be as anticipated, estimated or intended. Any Forward-Looking Statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any Forward-Looking Statement, whether as a result of new information, future events or results or otherwise.

LEGISLATION AND MINING CHARTER

The Mineral and Petroleum Resources Development Act, 28 of 2002 (the “MPRDA”) and related regulations in South Africa require that a Broad-Based Socio-Economic Empowerment (“BEE”) entity own a 26% equity interest in mining projects that qualify for the grant of a Mining Right. As noted in the AIF and Form 20-F, the Department of Mineral Resources (“DMR”) had obtained an exemption from applying the generic BEE Codes of Good Practice (the “Generic BEE Codes”) under the

Broad-Based Black Economic Empowerment Act, 2003 (the “BEE Act”) until October 31, 2016 and had applied for a further extension until December 31, 2016. During such extension, when evaluating the issuance and maintenance of licenses and other authorizations, the DMR would rely upon the Amended Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry (the “Mining Charter”), rather than the more onerous provisions of the Generic BEE

Codes. While this exemption was extended to December 31, 2016, no further exemption was obtained thereafter, and, as a matter of law, the Generic BEE Codes now apply to the issuance and maintenance of licenses and other authorizations. As a matter of practice, the DMR has continued to apply the provisions of the Mining Charter rather than the Generic BEE Codes.

The Reviewed Broad-Based Black Economic Empowerment Charter for the South African Mining Industry, commonly styled Mining Charter III, was published and came into effect on June 15, 2017. Within hours of its publication, the Chamber of Mines rejected Mining Charter III as being unilaterally imposed upon the mining industry and that the process of developing the charter was seriously flawed. The Chamber of Mines has applied for an urgent interdict to suspend the operation of Mining Charter III, pending a review thereof by the courts. On July 14, 2017 the Chamber of Mines (the “Chamber”) advised that the Minister of Mineral Resources had given a written undertaking that the Minister and the DMR will not implement or apply the provisions of the 2017 Reviewed Mining Charter in any way, pending judgment in the urgent interdict application brought by the Chamber of Mines, now to be heard in a three day hearing set to commence on February 19, 2018.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2017

The most concerning aspects of Mining Charter III, from an ownership perspective, are the requirement to have 30% BEE shareholding for all new mining rights, to have 50% plus 1 BEE shareholding for all new prospecting rights, that holders of rights who are at less than 30% currently, have 12 months in which to increase their BEE shareholding and that the funding of such additional shareholding must come from dividends which accrue to BEE shareholders. If the dividends are insufficient, whatever balance remains due and owing in respect of the BEE shareholding must be written off. In addition, on new mining rights, a distribution of 1% of turnover must be paid to BEE shareholders before dividends are declared and paid. This is subject only to the solvency and liquidity test of the South African Companies Act, 2008. In addition, for new rights or for companies who are not yet at 26% BEE, the BEE shareholding has to be allocated as to 14% to black entrepreneurs and 8% to each of the employee and local community stakeholders. Very high targets are set for the procurement of local, and particularly BEE, goods and services. On the employment equity front, 50% of the board of a right holder and its executive management must be black persons, 25% of which must be female. At senior management level, 60% must be black persons, of which 30% must be female. These percentages increase until, at junior management level, 88% must be black persons of which 44% must be female. The Company is unable to assess the impact that Mining Charter III, if implemented, will have on its business, as even the Deputy President and newly elected president of the African National Congress, Mr. Cyril Ramaphosa, has called for the DMR and the Chamber to get around the table to negotiate a way forward in regard to this charter.

MINERAL RESERVES AND RESOURCES

The mineral resource and mineral reserve figures referred to in this MD&A and the documents incorporated herein by reference are estimates and no assurances can be given that the indicated levels of platinum (“Pt”), palladium (“Pd”), rhodium (“Rh”) and gold (“Au”) (collectively referred to as “4E”) will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. By their nature, mineral resource and mineral reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Any inaccuracy or future reduction in such estimates could have a material adverse impact on the Company.

NOTE TO U.S. INVESTORS REGARDING RESOURCE ESTIMATES:

Estimates of mineralization and other technical information included or incorporated by reference herein have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7 of the U.S. Securities and Exchange Commission (the “SEC”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as “reserves” under SEC standards. In addition, the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. Inferred mineral resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. Additionally, disclosure of “contained ounces” in a resource is permitted disclosure under Canadian securities laws; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained in this MD&A and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

TECHNICAL AND SCIENTIFIC INFORMATION:

The technical and scientific information contained in this MD&A, including, but not limited to, all references to and descriptions of technical reports and studies included in this MD&A, has been reviewed and approved by R. Michael Jones, P.Eng, President and Chief Executive Officer and a director of the Company. Mr. Jones is a non-independent “qualified person” as defined in NI 43-101 (a “Qualified Person”).

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2017

NON-GAAP MEASURES:

This MD&A may include certain terms or performance measures commonly used in the mining industry that are not defined under IFRS as issued by the International Accounting Standards Board, which is incorporated in the Handbook of the Canadian Institute of Chartered Accountants. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our financial statements.

1.          DESCRIPTION OF BUSINESS

OVERVIEW

Platinum Group Metals Ltd. is a British Columbia, Canada, company formed on February 18, 2002 pursuant to an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. and New Millennium Metals Corporation. The Company is a platinum-focused exploration and development company conducting work primarily on mineral properties it has staked or acquired by way of option agreements or applications in the Republic of South Africa.

The Company’s business is currently focused on the exploration and development engineering of a recently discovered deposit area on the Waterberg property (the “Waterberg Project”) located on the Northern Limb of the Bushveld Complex, approximately 70 km north of the town of Mokopane (formerly Potgietersrus). The project area is comprised of two adjacent property areas formerly known as the Waterberg joint venture project (the “Waterberg JV Project”) and the Waterberg extension project (the “Waterberg Extension Project”).

On November 6, 2017, the Company, along with Japan Oil, Gas and Metals National Corporation (“JOGMEC”) and Mnombo Wethu Consultants (Pty) Ltd. (“Mnombo”) closed a transaction to dispose of 15% of the Waterberg Project for $30 million to Impala Platinum Holdings Ltd. (“Implats”). Implats was also granted an option to increase its stake to 50.01% through additional share purchases from JOGMEC for an amount of $34.8 million and earn-in arrangements for $130 million paid to Waterberg JV Co. (defined below) to fund development work on the Waterberg Project, as well as a right of first refusal to smelt and refine Waterberg concentrate (the “Implats Transaction”). The Company received $17.2 million for its sale of an 8.6% project interest. See details below.

On November 23, 2017, the Company entered into definitive agreements to sell its rights and interests in Maseve Investments 11 (Pty) Ltd. (“Maseve”) to Royal Bakofeng Platinum Limited (“RBPlat”) in a transaction valued at approximately $74.0 million, payable as $62.0 million in cash and $12.0 million in RBPlat common shares. The Maseve sale transaction is to occur in two stages. RBPlat is to first pay Maseve $58 million in cash to acquire the concentrator plant and certain surface assets of the Maseve Mine (the “Plant Sale Transaction”). RBPlat is to then pay PTM RSA $7.0 million in common shares of RBPlat plus approximately $4.0 million in cash to acquire PTM RSA’s remaining loans due from Maseve, and is to pay PTM RSA and Africa Wide Mineral Prospecting and Exploration Proprietary Limited (“Africa Wide”), in proportion to their respective equity interests in Maseve, a further $5.0 million by way of issuance of common shares of RBPlat to acquire 100% of the equity in Maseve (the “Share Transaction” and collectively with the Plant Sale Transaction, the “Maseve Sale Transaction”). See details below.

PERSONNEL

The Company’s current complement of managers, staff and consultants in Canada consists of 6 individuals. The Company’s complement of managers, staff, consultants, security and casual workers in South Africa consists of approximately 124 individuals, inclusive of approximately 26 individuals active at the Waterberg Project conducting exploration and engineering activities related to the planned completion of a Definitive Feasibility Study (“DFS”) by the end of calendar 2018 or early 2019. The Waterberg Project is operated by the Company utilizing its own staff and personnel. Contract drilling, geotechnical, engineering and support services are utilized as required.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2017

The Maseve Mine is currently on care and maintenance, pending the completion of the Maseve Sale Transaction. As at December 31, 2017, the labour force at the Maseve Mine totalled approximately 82 people, of whom 20 are employees of Maseve and 62, inclusive of 43 security personnel, are employed by third party contractors or consultants.

2.          PROPERTIES

Under IFRS, the Company defers all acquisition, exploration and development costs related to mineral properties. The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and any future profitable production, or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis. The Company evaluates the carrying value of its property interests on a regular basis. Management is required to make significant judgements to identify potential impairment indicators. Any properties management deems to be impaired are written down to their estimated net recoverable amount.

The Company entered into a term sheet to dispose of the Maseve Mine on September 6, 2017. This was followed by definitive agreements being signed on November 23, 2017, and as at November 30, 2017, the Company had an active plan in place to sell the Maseve Mine. As a result, at end the Company held the Maseve Mine as an asset held for sale, recorded at the lower of the carrying value and fair value less costs to sell.

For more information on mineral properties, see below and notes 4 to 6 of the Company’s November 30, 2017 condensed consolidated interim financial statements.

SOUTH AFRICAN PROPERTIES

After a planned corporatization of the Waterberg joint venture completed on September 21, 2017 the Waterberg Project is held by Waterberg JV Resources (Pty) Limited (“Waterberg JV Co.”). The Company’s material mineral property is the Waterberg Project. After giving effect to the Initial Purchase (defined below), the Company holds a 50.02% beneficial interest in Waterberg JV Co., of which 37.05% is held directly by PTM RSA and 12.974% is held indirectly through PTM RSA’s 49.9% interest in Mnombo, which holds 26.0% of Waterberg JV Co. The remaining interests in Waterberg JV Co. are held by a nominee of JOGMEC (21.95%) and by Implats (15.0%). PTM RSA is the manager of Waterberg JV Co.

The Maseve Mine is held through Maseve, a company which is held 82.9% by PTM RSA and 17.1% by Africa Wide, which is in turn owned 100% by Johannesburg Stock Exchange listed, Wesizwe Platinum Limited (“Wesizwe”). See “Maseve Mine – Africa Wide Dilution” below for details regarding the dilution of Africa Wide’s shareholding in Maseve. On September 6, 2017, the Company announced that Maseve had entered into a term sheet and on November 23, 2017, the Company entered into definitive agreements with RBPlat to initially sell the concentrator and surface rights to RBPlat, then subsequently 100% of the equity in Maseve. Further details on this transaction can be found below.

MATERIAL MINERAL PROPERTY INTERESTS

Waterberg Project

Waterberg Project – Implats Strategic Investment

On November 6, 2017, the Company closed the Implats Transaction, originally announced on October 16, 2017, whereby Implats:

  Purchased an aggregate 15.0% equity interest in Waterberg JV Co. (the “Initial Purchase”) for $30 million. The Company sold an 8.6% interest for $17.2 million and JOGMEC sold a 6.4% interest for $12.8 million. From its $17.2 million in proceeds, the Company will commit $5.0 million towards its pro rata share of remaining DFS costs. Implats will also contribute an estimated $1.5 million for its 15.0% pro rata share of DFS costs.

  Acquired an option (the “Purchase and Development Option”) whereby upon completion by Waterberg JV Co. and approval by Waterberg JV Co. or Implats of the DFS, and in certain other circumstances, Implats will have a right, generally exercisable for at least 90 days, to exercise an option to increase its interest to up to 50.01% in Waterberg JV Co. If Implats exercises the Purchase and Development Option, Implats would commit to purchase an additional 12.195% equity interest in Waterberg JV Co. from JOGMEC for $34.8 million, and earning into the remaining interest by committing to an expenditure of $130.0 million in development work.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2017

  The closing of the exercise of the Purchase and Development Option is subject to certain conditions precedent, including the receipt of required regulatory approvals and Implats confirming within 180 business days the salient terms of a development and mining financing for the Waterberg Project, and providing a signed financing term sheet, subject only to final credit approval and documentation. If Implats exercises the Purchase and Development Option and such transactions are consummated, Implats will have primary control of Waterberg JV Co.

  Should Implats complete the increase of its interest in Waterberg JV Co. to 50.01% pursuant to the Purchase and Development Option and complete its earn in spending, Platinum Group would retain a 31.96% direct and indirect interest in Waterberg JV Co. and all of the project partners would be required to participate pro-rata. If, prior to the consummation of the Purchase and Development Option, a BEE dilution event has occurred, the amount of equity to be purchased by Implats and the purchase price for such equity upon the exercise of the Purchase and Development Option will be adjusted pursuant to formulas set forth in the call option. The transaction agreements also provide for the transfer of equity and the issuance of additional equity to one or more broad based black empowerment partners, at fair value.

  If Implats does not elect to complete the Purchase and Development Option and the Development and Mining Financing, Implats will retain a 15.0% project interest and Platinum Group will retain a 50.02% direct and indirect interest in the project.

  Acquired a right of first refusal to enter into an offtake agreement, on commercial arms-length terms, for the smelting and refining of mineral products from the Waterberg Project. JOGMEC will retain a right to receive platinum, palladium, rhodium, gold, ruthenium, iridium, copper and nickel in refined mineral products at the volume produced from the Waterberg Project.

Waterberg Project – Activities in the period ended November 30, 2017

During the period ended November 30, 2017, approximately $0.4 million was spent at the Waterberg Project for engineering and exploration activities. At period end, $20.3 million in net costs had been capitalized to the Waterberg Project (after the disposition of 8.6% interest in the Waterberg Project during the period). Total expenditures on the property since inception are approximately $49 million. From inception to date the Company has funded both the Company’s and Mnombo’s share of expenditures on the Waterberg Project. At November 30, 2017, Mnombo owed the Company approximately $1.9 million for funding provided.

On April 19, 2016, the Company reported an updated independent 4E resource estimate for the Waterberg Project. Later, on October 19, 2016, the Company reported positive results from an Independent Pre-Feasibility Study (“PFS”) on the Waterberg Project and a further updated independent 4E resource estimate for the Waterberg Project. See “Waterberg Project – Pre-Feasibility Study and Mineral Resource and Reserve Details” below.

The known deposit area on the Waterberg Project is 13 km long so far, open along strike and begins from 140 meters deep. The deposit is known to continue down dip below the arbitrary 1,250 meter cut off depth applied to the deposit for resource estimation purposes. Minimum mineralized thickness is 3 meters and the maximum is 70 meters. Drilling will continue at the Waterberg Project and the deposit is still open for expansion.

Based on a reinterpretation of airborne gravity surveys and taking the latest drill hole results into consideration, additional drilling northward along strike is planned.

Platinum Group is currently working to advance the project to completion of a DFS and a construction decision. Some drilling to increase the confidence in certain areas of the known mineral resource to the measured category was completed during 2017, with drilling activity being ramped up again in November, 2017 after completion of the Initial Purchase of the Implats Transaction. To December 31, 2017 approximately 20,913 meters have been drilled for this programme, of which approximately 7,714 meters have been drilled since November, 2017.

The true width of the shallow dipping (30° to 35°) mineralized zones at the Waterberg Project are approximately 82% to 87% of the reported interval from the vertical intercepts drilled. For the efficient application of bulk mining methods and for mine planning, vertical intercepts of 3 meters or more are desirable. Increased grade thickness zones associated with minor footwall troughs or bays along the 13 km long layered complex have recently been identified. Infill drilling is confirming and adding definition to these zones, which will allow them to be prioritized in an updated mine plan for the DFS.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2017

As a result of its shallow depth, good grade and a fully mechanized mining approach, the Waterberg Project has the opportunity to be a safe mine within the lowest quartile of the Southern Africa PGE industry cost curve. The project resources consist of 60% palladium (refer to the October 2016 Waterberg Report (defined below)).

Important detailed infrastructure planning has commenced for the Waterberg Project, including power line environmental and servitude work by Eskom and detailed hydrogeological work to source ground water. Eskom has progressed electrical power connection planning for a 65 km, 140MW line to the project.

Detailed hydrological work is now underway to study the possible utilization of known sources for significant volumes of ground water. Another instance where groundwater sources currently supply a large-scale mine in the Limpopo region has stimulated this research. Several boreholes proximal to the Waterberg Project have already identified large volumes of ground water that because of mineral content, is not potable or suitable for agriculture. Hydrological and mill process specialists are investigating the use of this water as mine process water. Hydrological work so far has also identified several large-scale water basins that are likely able to provide mine process and potable water for the Waterberg Project and local communities. Test drilling of these water basins has commenced. The Waterberg Project team is examining the possibility of assisting with regional infrastructure to source potable water for municipal use while also sourcing and providing mine process water. Meetings with local municipalities have been positive and co-operative in tone and are encouraging for future development.

Planned DFS engineering work on the Waterberg Project includes resource modelling, metallurgical work, optimization of the metallurgical flow sheet using South African and Japanese expertise, bulk services design and mechanized mine planning. Optimization of the mine plan and working on reducing underground sustaining development capital will be part of the upcoming DFS. DRA Projects SA (Proprietary) Limited was appointed for DFS work on metallurgy, plant design, infrastructure and cost estimation. Stantec Consulting International LLC was appointed for DFS work on underground mining engineering and design and reserve estimation. Waterberg JV Co. also plans to file a mining right application during 2018, based substantially on the results of the PFS.

Waterberg Project – Pre-Feasibility Study and Mineral Resource and Reserve Details

On October 19, 2016, the Company announced positive results from a PFS on the Waterberg Project completed by international and South African engineering firm WorleyParsons RSA (Pty) Ltd. trading as Advisian. Technical information in this MD&A regarding the Waterberg Project is derived from the NI 43-101 technical report filed entitled “Independent Technical Report on the Waterberg Project Including Mineral Resource Update and Pre-Feasibility Study” dated October 19, 2016, with an effective date of October 17, 2016 for the estimate of mineral reserves and resources (the “October 2016 Waterberg Report”), prepared by (i) Independent Engineering Qualified Person Mr. Robert L Goosen, B.Eng. (Mining, Engineering), Pr. Eng. (ECSA), Advisian/WorleyParsons Group; (ii) Independent Geological Qualified Person Mr. Charles J Muller, B.Sc. (Hons) Geology, Pri. Sci. Nat., CJM Consulting (Pty) Ltd.; and (iii) Independent Engineering Qualified Person Mr. Gordon I. Cunningham, B. Eng. (Chemical), Pr. Eng. (ECSA), Professional association to FSAIMM, Turnberry Projects (Pty) Ltd.

Readers are directed to review the full text of the October 2016 Waterberg Report, available for review under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov for additional information.

The October 2016 Waterberg Report estimated that mineral resources in the “T” and “F” zones (100% project basis) increased to an estimated 24.886 million ounces 4E in the indicated category plus 10.802 million ounces 4E in the inferred category:

  Indicated 218.265 million tonnes grading 3.55 g/t 4E (1.06 g/t Pt, 2.18 g/t Pd, 0.26 g/t Au, 0.04 g/t Rh, 2.5 g/t cut- off), plus 0.08% Cu and 0.15% Ni.

  Inferred 97.212 million tonnes grading 3.46 g/t 4E (1.03 g/t Pt, 2.10 g/t Pd, 0.30 g/t Au, 0.03 g/t Rh, 2.5 g/t cut-off), plus 0.06% Cu and 0.11% Ni.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2017

The October 2016 Waterberg Report also estimated probable mineral reserves in the “T” and “F” zones (100% project basis) estimated at 12.32 million ounces 4E plus 191.18 million pounds of copper and 333.04 million pounds of nickel:

  102.7 million tonnes grading 3.73 g/t 4E (1.11 g/t Pt, 2.29 g/t Pd, 0.29 g/t Au, 0.04 g/t Rh, 2.5 g/t cut-off), plus 0.08% Cu and 0.15% Ni.

Only Indicated resources have been incorporated into the mine plan and financial model. The mineable reserve represents the portion of the indicated resource that can be economically mined as delivered to the mill, and as demonstrated in the PFS. The reader is cautioned to note that the mineral reserves are included within the indicated mineral resources, and are not in addition to them. As compared to earlier resource estimates, the increased F zone grade in the latest updated resource estimate combined with improved deposit definition allowed for the targeting of best grade thickness in early mine scheduling for the PFS.

Highlights of the PFS

  Validation of the 2014 Waterberg PEA results for a large scale, shallow, decline accessible, mechanized platinum, palladium, rhodium and gold mine.
  Annual steady state production rate of 744,000 4E ounces in concentrate.
  A 3.5-year construction period.
  Onsite life-of-mine average cash cost of $248 per 4E ounce including by-product credits and exclusive of smelter discounts.
  After-tax Net Present Value (“NPV”) of $320 million, at an 8% discount rate, using three-year trailing average metal prices.
  After-tax NPV of $507 million, at an 8% discount rate, using investment bank consensus average metal prices.
  Estimated capital to full production of approximately $1.06 billion including $67 million in contingencies. Peak project funding estimated at $914 million. Capital costs to full production and peak funding of the project are estimated in Rand 2016 terms at 15R/1USD with a flat exchange rate. Escalation of costs in Rand terms are estimated to be mostly offset over time by future Rand devaluation.
  After-tax Internal Rate of Return (“IRR”) of 13.5% using three-year trailing average price deck.
  After-tax IRR of 16.3% at investment bank consensus average metal prices.
  Probable reserves of 12.3 million 4E ounces (2.5 g/t 4E cut-off).
  Indicated resources updated to 24.9 million 4E ounces (2.5 g/t 4E cut-off) and deposit remains open on strike to the north and below a 1,250 meter arbitrary depth cut-off.

As a result of the shallow depth, good grades and a fully mechanized mining approach, the Waterberg Project has the opportunity to be a safe mine within the lowest quartile of the Southern Africa 4E industry cost curve. The project resources consist of 60% palladium and the PFS estimates that Waterberg will produce approximately 744,000 4E ounces per year at full production, of which 472,000 ounces would be palladium annually.

It is estimated that Waterberg will create approximately 3,361 new primary highly trained jobs with transferable skills. The increased safety, improved working conditions, low costs and decline access for rapid development all provide attractive features compared to traditional platinum and palladium mines in South Africa. The project is in an area prioritized for economic development. Relations with the small rural community in the area have been business like and positive.

The estimates for the scope of work, within the given battery limits, and subject to the qualifications, assumptions and exclusions contained in the PFS, are considered to be within the accuracy range required for a PFS of +25%. Monte Carlo simulation was used to provide a 12% contingency that was used in the estimates. A minimum mining width has been set at three meters so that all mining can be fully mechanized, safe and efficient.

Waterberg Projects – History of Acquisition

The Waterberg JV Project is comprised of a contiguous granted prospecting right area of approximately 255 km2 located on the Northern Limb of the Bushveld Complex, approximately 70 km north of the town of Mokopane (formerly Potgietersrus). The adjacent Waterberg Extension property includes contiguous granted and applied-for prospecting rights with a combined area of approximately 864 km2. Prospecting rights are valid for a period of five years, with one renewal of up to three years. Furthermore, the MPRDA provides for a retention period after prospecting of up to three years with one renewal of up to two years, subject to certain conditions. The holder of a prospecting right granted under the MPRDA has the exclusive right to apply for and, subject to compliance with the requirements of the MPRDA, to be granted, a mining right in respect of the prospecting area in question.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2017

On September 28, 2009, PTM RSA, JOGMEC and Mnombo entered into a joint venture agreement, as later amended on May 20, 2013 (the “JOGMEC Agreement”) whereby JOGMEC could earn up to a 37% participating interest in the Waterberg JV Project for an optional work commitment of $3.2 million over four years, while at the same time Mnombo could earn a 26% participating interest in exchange for matching JOGMEC’s expenditures on a 26/74 basis ($1.12 million).

On November 7, 2011, the Company entered into an agreement with Mnombo whereby the Company acquired 49.9% of the issued and outstanding shares of Mnombo in exchange for cash payments totaling R1.2 million and an agreement that the Company would pay for Mnombo's 26% share of costs on the Waterberg JV Project until the completion of a DFS.

On May 26, 2015, the Company announced a second amendment to the JOGMEC Agreement (the “2nd Amendment”) whereby the Waterberg JV Project and the Waterberg Extension Project were to be consolidated and contributed into operating company, Waterberg JV Co. The transfer of Waterberg prospecting rights into Waterberg JV Co pursuant to the 2nd Amendment was given section 11 approval by the DMR in August 2017 and the transfer was completed on September 21, 2017. Under the 2nd Amendment, JOGMEC committed to fund $20 million in expenditures over a three-year period ending March 31, 2018, all of which had been contributed by JOGMEC at the end of fiscal 2017. As of November 30, 2017 $1.68 million of the JOGMEC contribution remained to be spent on project expenditures. The Company remained the Project operator under the 2nd Amendment.

On November 6, 2017, the Initial Purchase with Implats was completed and Implats acquired the Purchase and Development Option. Further details on this transaction can be found above. The Company remains project operator post completion of the Initial Purchase, subject to the scope of work and plans for the DFS as agreed in detail by a technical committee comprised of members from the Company, Implats, JOGMEC and Mnombo.

NON-MATERIAL MINERAL PROPERTY INTERESTS

As described above, the Company is in process to complete the Maseve Sale Transaction. The Maseve Mine is on care and maintenance and the Company does not plan any further investment at Maseve. In the event that the Maseve Sale Transaction did not complete for any reason, the Company would pursue other expressions of interest to purchase the mine. Based on the Company’s intended sale of the Maseve Mine and the above facts, the Company has determined that the Maseve Mine is no longer a material property of the Company in the context of NI 43-101.

The other non-material mineral property interests of the Company include the War Springs and Tweespalk projects located in South Africa and various Canadian mineral property interests. These non-material property interests are not, individually or collectively, material to the Company. All non-material properties other than the Maseve Mine have been written off.

Maseve Mine

Maseve – Sale to Royal Bafokeng Platinum

On September 6, 2017, the Company entered into a term sheet and on November 23, 2017 definitive legal agreements were executed to sell all rights and interests in Maseve to RBPlat in a transaction valued at approximately $74.0 million, payable as $62.0 million in cash and $12.0 million in RBPlat common shares, allocated as to $58.0 for plant facilities, tailings impoundment facilities and surface rights, $11.0 million for purchase of loans due from Maseve to PTM RSA and $5.0 million for purchase of 100% of the issued common shares of Maseve, thereby acquiring Maseve and its underlying assets, rights and permits, including the Maseve mining right.

The Maseve Sale Transaction is to occur in two stages:

  Pursuant to the terms of the Plant Sale Transaction, RBPlat is to pay Maseve $58 million in cash to acquire the concentrator plant and certain surface assets of the Maseve Mine, including an appropriate allocation for power and water. Maseve will retain ownership of the mining right, power and water rights as well as certain surface rights and improvements. The payment to be received by Maseve will be remitted to the Company’s South African subsidiary, PTM RSA, in partial settlement of loans due to PTM RSA. This first payment due from RBPlat is conditional upon the satisfaction or waiver of certain conditions precedent by January 31, 2018, including but not limited to the approval, or confirmed obligation, of the holder of the remaining 17.1% equity interest in Maseve, Africa Wide; the approval of the Sprott Lenders (defined below), LMM (defined below) and the other major lenders of the Company; the approval of RBPlat’s shareholders and third party creditors; and the approval of the South African Competition Commission (“Competition Approval”), which is expected to be received in January, 2018. Due diligence procedures required by RBPlat have been completed.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2017

  Pursuant to the terms of the Share Transaction, RBPlat is to pay PTM RSA $7.0 million in common shares of RBPlat plus approximately $4.0 million in cash to acquire PTM RSA’s remaining loans due from Maseve, and is to pay PTM RSA and Africa Wide, in proportion to their respective equity interests in Maseve, a further $5.0 million by way of issuance of common shares of RBPlat to acquire 100% of the equity in Maseve. The second stage of the transaction is conditional upon implementation of the Plant Sale Transaction and, among other conditions, obtaining all requisite regulatory approvals including Ministerial Consent within three years after the Competition Approval. The RBPlat common shares to be issued pursuant to the Share Transaction will be priced at their 30-day volume weighted average price of the RBPlat common shares on the Johannesburg Stock Exchange calculated on market close on the day preceding the announcement of the Maseve Sale Transaction on September 6, 2017.

RBPlat is to be granted a sub-contractor arrangement for the Maseve Mine and for carrying out care and maintenance services during the period between the date of grant of the Competition Approval and the date of Ministerial Consent. The Company will be responsible for 50% of care and maintenance costs after Competition Approval until the earlier of the date of Ministerial Consent and the date upon which RBPlat utilizes the surface infrastructure of the Maseve Mine for its own purposes.

PTM’s proceeds from the Maseve Sale Transaction are to be used to repay the Sprott Lenders and partially repay LMM, who were collectively owed approximately $92 million in principal and accrued interest at November 30, 2017. The Sprott Lenders and LMM have agreed to terms and conditions, upon completion of which, they will provide their consent to the Maseve Sale Transaction. The Company and RBPlat are in process to complete required regulatory filings, legal agreements, procedures, etc. which are required for closing and which will also satisfy the Sprott Lenders’ and LMM’s requirements. RBPlat paid a deposit of Rand 41.37 million ($3.0 million) into escrow on October 9, 2017. Should the Maseve Sale Transaction not proceed as planned, the Company would seek to otherwise dispose of Maseve promptly to other interested third parties, on terms which may or may not be similar to the terms of the Maseve Sale Transaction, failing which the Company would be in default of covenants and undertakings pursuant to the Sprott Facility and the LMM Facility.

Maseve Mine - History

On October 26, 2004, the Company entered into a joint venture agreement (the ”WBJV Agreement”) forming the WBJV among the Company (37% interest held through PTM RSA), Anglo American Platinum Limited (“Amplats”) (37% interest held through its wholly owned subsidiary, Rustenburg Platinum Mines Ltd., and Africa Wide (26% interest held directly) in relation to a platinum exploration and development project on combined mineral rights covering approximately 67 km2 on the Western Bushveld Complex of South Africa. Africa Wide was subsequently 100% acquired by Wesizwe in September 2007.

On December 8, 2008, the Company entered into certain agreements to consolidate and rationalize the ownership of the WBJV (the ‘‘Consolidation Transaction’’). On April 22, 2010, the Company paid an equalization amount due under the WBJV Agreement to Amplats of Rand 186.28 million (approximately $24.83 million at the time). On April 22, 2010, the Consolidation Transaction was also completed and the WBJV dissolved.

Following the Consolidation Transaction, the Company held a 54.75% interest in Maseve and Wesizwe held a 45.25% initial interest in Maseve. Under the terms of the Consolidation Transaction, the Company subscribed for a further 19.25% interest in Maseve, from treasury, in exchange for Rand 408.81 million (approximately $59 million at the time), thereby increasing its effective shareholding in Maseve to 74%. The subscription funds were placed in escrow for application towards Africa Wide’s 26% share of expenditures for Projects 1 and 3. By mid-November 2013, the Africa Wide escrowed funds were fully depleted.

Phase 1 establishment of underground development at the north mine declines and preparation on surface for mill and concentrator construction commenced in late 2010 and finished in late 2012. In April 2011, Maseve applied for a mining right in respect of the prospecting rights for Projects 1 and 3 and was issued a letter of grant in respect of the Mining Right on April 4, 2012. Phase 1 site construction and underground development transitioned into Phase 2 in late 2012 and early 2013, consisting of an additional twin decline access into the southern portion of the deposit, ground preparations and foundations for milling, concentrating facilities and continued underground development at the north declines. Ground work for the tailings storage facility commenced in late 2013 on surface rights owned by Maseve.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2017

In October 2013, Africa Wide elected not to fund its approximate $21.8 million share of an unanimously approved project budget and cash call for Project 1. In March, 2014, Africa Wide elected not to fund its $21.52 million share of a second unanimously approved cash call. As a result, the Company entered into arbitration proceedings with Africa Wide in accordance with the terms of the Maseve shareholders agreement (the “Maseve Shareholders Agreement”) to determine Africa Wide’s diluted interest in Maseve, and therefore Project 1 and Project 3. On August 20, 2014, an arbitrator ruled in the Company’s favour on all matters and Africa Wide’s shareholding in Maseve was diluted to approximately 17.1% and the Company’s ownership was increased to approximately 82.9%.

All funding provided by PTM RSA to Maseve for development and construction at Project 1 since the second cash call missed by Africa Wide was provided by way of intercompany loans.

Cold commissioning at Maseve was carried out in December 2015 and January 2016. The Maseve Mine milling facility was commissioned in February and March of 2016. First concentrate was produced in February 2016. Subsequent to February 2016, production ramp up at Maseve fell below plan. Underperforming contractors, labour skills and productivity, machinery maintenance and availability, dilution, ground conditions and failure to meet development targets at the Maseve Mine were all contributory factors. During the Second Quarter of fiscal 2017, the Company made certain changes. Underperforming contractors were terminated or given a reduced scope of work, while at the same time, Redpath Mining South Africa’s scope of work regarding mine production tonnage was increased. The Company also replaced several senior managers. Improvements in operations during the Third Quarter ended May 31, 2017 did occur, but were not sufficient to meet plans. In addition to the production challenges discussed above, during the Third Quarter of fiscal 2017 Company engineers determined that in some areas of Block 11 the bord and pillar mechanized mining method was not achieving required efficiencies. Although produced tonnes from Block 11 had been increasing, grade control was not being achieved. Based on extensive sampling, the face grades in Block 11 were determined to have generally met estimates, but the fully mechanized bord and pillar mining method resulted in excess dilution, and therefore lower than planned grades delivered to the plant.

As a result of the above, in July 2017, the Company undertook a restructuring of mine operations. The restructuring aimed to reduce ongoing costs and achieve positive, sustainable cash flows as soon as possible. The main mining method was planned to transition from higher volume bord and pillar mining to a hybrid mining method, consisting of mechanized access drives and conventional hand-held methods for stoping. Active mining was suspended while restructuring was planned and assessed while at the same time the labour force was significantly reduced.

Subsequent to the cessation of mining activities at Maseve in July 2017, it was determined that lender and investor support for further investment at Maseve in restructuring to a more conventional mining format was not available and preparations began to place Maseve on care and maintenance. Later, after an extended period of discussions, on September 6, 2017 the Company entered into the Maseve Sale Transaction.

At third quarter end May 31, 2017, Management believed that indicators of impairment existed for the Maseve Mine, consisting of lower platinum and palladium prices compared to previous years, delays in production ramp-up and the low market capitalization of the Company. During the nine month period ending May 31, 2017, the Company recorded a $280 million impairment of the Maseve Mine (of which $225 million was recognized in the three months ended May 31, 2017), which was taken primarily to recognize the effect of missed production targets. At year end August 31, 2017 the Company recognized a further impairment in the amount of $291 million based on the valuation implied by the Maseve Sale Transaction.

3.          DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

A)          Capital Resources and Going Concern

Equity Financings

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2017

On November 1, 2016, the Company announced the closing of an offering of 22,230,000 common shares at a price of $1.80 per share resulting in gross proceeds of $40 million. Details of this offering may be found in the Company’s October 25, 2016 Prospectus Supplement to a Short Form Base Shelf Prospectus dated October 14, 2016. Net proceeds to the Company after fees, commissions and costs were approximately $37 million.

On January 31, 2017, the Company announced the closing of an offering of 19,693,750 common shares at a price of $1.46 per share resulting in gross proceeds of $29 million. Details of this offering may be found in the Company’s January 24, 2017 Prospectus Supplement to a Short Form Base Shelf Prospectus dated October 14, 2016. Net proceeds to the Company after fees, commissions and costs were approximately $26 million.

On April 26, 2017, the Company announced the closing of an offering of 15,390,000 common shares at a price of $1.30 per share, for aggregate gross proceeds of $20 million. Details of this offering may be found in the Company’s April 19, 2017 Prospectus Supplement to a Short Form Base Shelf Prospectus dated October 14, 2016. Net proceeds to the Company after fees, commissions and costs were approximately $18.4 million.

Convertible Senior Subordinated Notes

On June 30, 2017, the Company issued and sold to certain institutional investors $20 million aggregate principal amount of 6 7/8% convertible senior subordinated notes due 2022 (the “Notes”). The Notes will bear interest at a rate of 6 7/8% per annum, payable semi-annually on January 1 and July 1 of each year, beginning on January 1, 2018, in cash or at the election of the Company, in common shares of the Company or a combination of cash and common shares, and will mature on July 1, 2022, unless earlier repurchased, redeemed or converted.

Subject to certain exceptions, the Notes will be convertible at any time at the option of the holder, and may be settled, at the Company's election, in cash, common shares, or a combination of cash and common shares. If any Notes are converted on or prior to the three and one-half year anniversary of the issuance date, the holder of the Notes will also be entitled to receive an amount equal to the remaining interest payments on the converted Notes to the three and one-half year anniversary of the issuance date, discounted by 2%, payable in common shares. The initial conversion rate of the Notes is 1,001.1112 common shares per $1,000 principal amount of Notes, which is equivalent to an initial conversion price of approximately $0.9989 per common share, representing a conversion premium of approximately 15% above the NYSE

American closing sale price for the Company’s common shares of $0.8686 per share on June 27, 2017. The conversion rate will be subject to adjustment upon the occurrence of certain events. If the Company pays interest in common shares, such shares will be issued at a price equal to 92.5% of the simple average of the daily volume-weighted average price of the common shares for the 10 consecutive trading days ending on the second trading day immediately preceding the payment date, on the NYSE American exchange or, if the common shares are not then listed on the NYSE American exchange, on the principal U.S. national or other securities exchange or market on which the common shares are then listed or admitted for trading.

Notwithstanding the foregoing, no holder will be entitled to receive common shares upon conversion of Notes to the extent that such receipt would cause the converting holder or persons acting as a “group” to become, directly or indirectly, a “beneficial owner” (as defined in the indenture governing the Notes (the “Indenture”)) of more than 19.9% of the common shares outstanding at such time or, in the case of a certain note holder, if it or its affiliates would become a “beneficial owner” of more than 4.9% of the common shares outstanding at such time. In addition, the Company will not issue an aggregate number of common shares pursuant to the Notes that exceeds 19.9% of the total number of common shares outstanding on June 30, 2017.

Prior to July 1, 2018, the Company may not redeem the Notes, except upon the occurrence of certain changes to the laws governing Canadian withholding taxes. On or after July 1, 2018 and before July 1, 2019, the Company shall have the right to redeem all or part of the Notes at a price, payable in cash, of 110.3125% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date; on or after July 1, 2019 and before July 1, 2020, the Company shall have the right to redeem all or part of the outstanding Notes at a price, payable in cash, of 105.15625% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to but excluding, the redemption date; and on or after July 1, 2010, until the maturity date, the Company shall have the right to redeem all or part of the outstanding Notes at a price, payable in cash, of 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2017

Upon the occurrence of a fundamental change as defined in the Indenture, the Company must offer to purchase the outstanding Notes at a price, payable in cash, equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest, if any.

The Company agreed in the Indenture to cause a prospectus and a registration statement to be filed with Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission, as applicable, and become usable and effective within six months after June 30, 2017, and to remain usable and effective for certain periods. The Indenture provides that if the Company does not do so, it shall pay additional interest on the Notes at a rate of 0.25% per annum for the first 90 days and at a rate of 0.50% per annum thereafter, until the Notes are freely tradable by holders other than affiliates and certain other events have occurred. The Company does not anticipate filing the prospectus and registration statement and, accordingly, anticipates paying additional interest as provided for in the Indenture.

The Notes will be unsecured senior subordinated obligations and will be subordinated in right of payment to the prior payment in full of all of the Company’s existing and future senior indebtedness pursuant to the Indenture. The Company may issue additional Notes in accordance with the terms and conditions set forth in the Indenture. The Indenture contains certain additional covenants, including covenants restricting asset dispositions, issuances of capital stock by subsidiaries, incurrence of indebtedness, business combinations and share exchanges.

The net proceeds from the offering of Notes were used primarily to fund direct expenditures relating to the operation, closure and ongoing care and maintenance of the Maseve Mine.

In accordance with the foregoing, effective January 1, 2018 the Company issued 2,440,629 common shares in settlement of $691,110 of bi-annual interest payable on $19.99 million of outstanding Notes. The common shares were priced based on a simple average of their daily volume weighted average price for ten consecutive trading days, ending on the second trading day immediately preceding the payment date, multiplied by 92.5%.

Sprott Facility

On February 13, 2015, the Company entered into a secured credit agreement with a syndicate of lenders (the “Sprott Lenders”) led by Sprott Resource Lending Partnership (“Sprott”) for a senior secured loan facility (the “Sprott Facility”) of up to $40 million. On November 20, 2015, the Company drew down $40 million under the Sprott Facility. The Sprott Facility was amended, or amended and restated, as applicable, on November 19, 2015, May 3, 2016, September 19, 2016, October 11, 2016, January 13, 2017, April 13, 2017, June 13, 2017 and September 25, 2017.

On October 11, 2016 a further $5 million (the “Second Advance”) was advanced to the Company, with half of this amount repaid at the request of Sprott in November 2016 and the remaining $2.5 million repaid in April 2017. On September 26, 2017 a further $3.5 million was advanced while on October 18, 2017 a further $1.5 million was advanced by Sprott to the Company (collectively, the “Third Advance”). The Company repaid the Third Advance in full November 17, 2017.

The maturity date of the Sprott Facility is the earlier of: (i) January 31, 2018 and (ii) ten days after the closing of the Plant Sale Transaction. Interest is compounded and payable monthly at an interest rate of LIBOR plus 8.5%. The Sprott Lenders have a first priority lien on: (i) the issued shares of PTM RSA held by the Company (and such other claims and rights described in the applicable pledge agreement); (ii) all present and after-acquired personal property of the Company; and (iii) the shares PTM RSA holds in Waterberg JV Co. The Sprott Facility is also guaranteed by PTM RSA.

On December 22, 2017 the Sprott Lenders advanced the Company $2.75 million pursuant to a new bridge loan (the “Fourth Advance”) whereby the Sprott Lenders will provide up to $5.0 million before January 31, 2018. The proceeds of the Fourth Advance are to fund direct expenditures relating to the closure and ongoing care and maintenance of the Maseve Mine, reasonable corporate overhead expenditures and outstanding amounts due and owing to the Sprott Lenders. The Fourth Advance is subject to the same security provisions, interest rate, and covenants as the existing Sprott Facility, as amended. The outstanding principal amount of the Fourth Advance, together with any accrued but unpaid interest, will be immediately due and payable in full on the earlier of (i) the date which is 10 business days after the closing of the Plant Sale Transaction; (ii) the closing of any equity or debt financing by the Company; and (iii) January 31, 2018. In consideration for the Fourth Advance the Sprott Lenders were paid a bonus fee of $250,000 on December 22, 2017.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2017

LMM Facility

On November 20, 2015, the Company also drew down $40 million from its secured loan facility (the “LMM Facility”) pursuant to the second lien credit agreement entered into on November 2, 2015, which was later amended, or amended and restated, as applicable on May 3, 2016, September 19, 2016, January 13, 2017, April 13, 2017, June 13, 2017, June 23, 2017 and October 30, 2017 (collectively, the “LMM Credit Agreement”), with Liberty Metals & Mining Holdings, LLC (“LMM”).

The interest rate on the LMM Facility is LIBOR plus 9.5%. Interest payments on the LMM Facility are to be accrued monthly and capitalized until March 31, 2018, and then paid to LMM quarterly thereafter.

LMM has a second priority lien on: (i) the issued shares of PTM RSA held by the Company (and such other claims and rights described in the applicable pledge agreement); (ii) all present and after-acquired personal property of the Company; and (iii) the shares held by PTM RSA in Waterberg JV Co. The LMM Facility is also guaranteed by PTM RSA. LMM and Sprott entered into an intercreditor agreement under which, among other things, LMM agreed to subordinate certain rights and to be bound by certain restrictions in favor of Sprott.

Amendments to the Sprott Facility and LMM Facility

Under the Sprott Facility and the LMM Facility the Company agreed to customary and usual covenants for facilities and agreements of this nature. Based on delays to the ramp-up of production (as described above), the Sprott Facility and the LMM Facility were amended several times during previous fiscal years to revise certain covenants and conditions, including production targets, to waive cash sweep requirements, to waive working capital requirements and to defer repayment requirements.

In October 2017, the Company agreed with Sprott and LMM to a specific use of the Company’s $17.2 million in proceeds from the Initial Purchase consummated in connection with the Implats Transaction, including: (i) repayment of any principal or fees related to the Third Advance; (ii) payment of certain outstanding payables and general administrative expenses (including certain transaction fees related to the Implats Transaction); (iii) care and maintenance costs of the Maseve Mine during the sale closing period; and (iv) the Company’s $5.0 million share of planned DFS costs. The Company is to place approximately $7.0 million in reserve and escrow accounts for dedication to the costs described at items (ii) and (iii) above. Proceeds from the Maseve Sale Transaction are to be used first to repay indebtedness under the Sprott Facility ($40.0 million) and second to partially repay indebtedness under the LMM Facility (approximately $33.0 million).

In consideration for LMM’s consent to the Implats Transaction, the Company has, among other things, done the following:

  Delivered an amended and restated LMM Facility agreement which, among other things: (a) amended the term of the LMM Facility to mature the later of September 30, 2018 and four months after the closing of the Plant Sale Transaction, provided that if the Plant Sale Transaction does not close by December 31, 2018, the maturity date shall be December 31, 2018 (the “New LMM Maturity Date”); (b) requires that 50% of net proceeds raised by the
  Company in an equity financing of over $500,000 be used for repayment of outstanding loan facilities; and (c) adds additional events of default for failing to be listed on the TSX, breaches under material agreements, a decrease in its equity ownership in Waterberg JV Co. beyond the decrease to occur as a result of the Implats Transaction and failing to close the Maseve Sale Transaction prior to December 31, 2018.

  Agreed to raise $20.0 million in subordinated debt and/or equity within 30 days of the Sprott Facility being repaid and raise a further $10.0 million in subordinated debt and/or equity before June 30, 2018. Proceeds in each instance are to repay and discharge amounts due firstly to Sprott and secondly to LMM.

  Delivered a termination agreement to the production payment agreement between LMM and the Company pursuant to which a termination fee for the Maseve Mine production payment obligation due to LMM must be settled either by payment of $15.0 million before March 31, 2018 or by payment of $25.0 million between March 31, 2018 and the New LMM Maturity Date. This termination fee is secured by the same security securing the LMM Facility.

In consideration for Sprott providing the Third Advance and Sprott’s consent to the Implats Transaction, the Company has delivered an amendment to the Sprott Facility agreement which: (a) amends the term of the loan to mature on earlier of (i) January 31, 2018 and (ii) ten days after the closing of the Plant Sale Transaction; (b) requires that 50% of net proceeds raised by the Company in an equity financing of over $500,000 be used for repayment of outstanding indebtedness under the Sprott Facility; (c) adds events of default for failing to be listed on the Toronto Stock Exchange (the “TSX”), breaches under material agreements, a decrease in equity ownership in Waterberg JV Co. beyond the decrease to occur as a result of the Implats Transaction and failing to close the Maseve Sale Transaction prior to December 31, 2018; and (d) requires the Company to pay the Sprott Lenders a cash bonus of $250,000, which was paid on September 26, 2017.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2017

In October 2017, the Company agreed to pay to BMO Nesbitt Burns Inc. (“BMO”) and Macquarie Capital Markets Canada Ltd. (“Macquarie”) an aggregate of $1.0 million within 15 business days of the closing of the Initial Purchase for services previously provided. In October 2017, the Company also agreed with BMO and Macquarie to pay BMO and Macquarie an aggregate of approximately $2.9 million following the repayment of the Sprott Facility and the LMM Facility for services previously provided.

Going Concern

The Company currently has limited financial resources and subsequent to year-end has announced the sale of the Maseve Mine for gross proceeds of $74 million and in addition Implats has completed the strategic acquisition of an 8.6% interest in the Waterberg Project from the Company for $17.2 million, which was paid to the Company on November 6, 2017. As a result of these two transactions the debt repayment schedules with Sprott and LMM have been crystalized. The Company has no sources of operating income at present. The Company’s ability to continue operations in the normal course of business will therefore depend upon its ability to secure additional funding by methods which could include debt refinancing, equity financing, sale of assets and strategic partnerships. Management believes the Company will be able to secure further funding as required. Nonetheless, there exist material uncertainties resulting in substantial doubt as to the ability of the Company to continue to meet its obligations as they come due.

Contractual Obligations

The following table discloses the Company’s contractual obligations as at November 30, 2017:

Payments Due by Period (In thousands of dollars)
	< 1 Year	1 – 3 Years	4 – 5 Years	> 5 Years	Total
Lease Obligations	$560	$990	$-	$-	$1,550
Eskom – power(1)	3,455	-	-	-	3,455
Mining Development(2)	4,266	-	-	-	4,266
Mining Indirect and Other(3)	1,517	-	-	-	1,517
Sprott Facility	42,823	-	-	-	42,843
LMM Facility	69,849	-	-	-	69,849
Totals	$122,470	$990	$-	$-	$123,460

Notes:

(1)	Upon completion of the Maseve Sale Transaction, outstanding commitments to Eskom will remain an obligation of Maseve.
(2)	Of this amount, approximately $3.1 is included in accounts payable and other liabilities as at November 30, 2017.
(3)	Upon completion of the Maseve Sale Transaction, outstanding commitments in this category will remain an obligation of Maseve.

Accounts Receivable and Payable

Accounts receivable at November 30, 2017, totaled $0.6 million (August 31, 2017 - $2.1 million) being comprised mainly of South African value added taxes refundable of $1.8 million in the current period ($2.6 million at August 31, 2017). Accounts payable and accrued liabilities at November 30, 2017, totaled $7.7 million (August 31, 2017 - $16.4 million).

B)          Results of Operations

Period Ended November 30, 2017

For the period ended November 30, 2017, the Company had a net loss of $12.4 million (November 30, 2016 – net loss of $2.45 million). This difference is predominantly due to Maseve care and maintenance costs and interest costs of $5.9 million and $4.1 million respectively. At November 30, 2016 all Maseve costs were capitalized against the Maseve Mine thus eliminating their effect on net income. Other items include a foreign exchange loss of $3.1 million (November 30, 2016 - $1.5 million loss) due to the US Dollar decreasing in value relative to the parent company’s functional currency of the Canadian Dollar. A gain on fair value of financial instruments of $2.1 million was also recognized due to the decrease in value of the embedded derivatives in the Notes. These Notes did not exist at November 30, 2016. The currency translation adjustment recognized in the period is a gain of $4.4 million (November 30, 2016 - $18 million gain).

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2017

Quarterly Financial Information

The following tables set forth selected quarterly financial data for each of the last eight quarters:

(In thousands of dollars, except for share data)

Quarter ended	Nov. 30,	Aug 31,	May 31,	Feb. 28,
	2017	2017	2017	2017
Interest income(1)	$129	$233	$180	$349
Net income (loss)(2)	(12,444)	(303,783)	(227,850)	(56,288)
Basic earnings(loss) per share(3)	(0.08)	(2.05)	(1.37)	(0.39)
Total assets(4)	99,625	100,528	364,872	587,326
Quarter ended	Nov. 30,	Aug. 31,	May 31,	Feb. 29,
	2016	2016	2016	2016
Interest income(1)	$300	$316	$294	$240
Net income (loss)(2)	(2,450)	(35,021)	892	(1,810)
Basic earnings(loss) per share(3)	(0.03)	(0.21)	0.01	(0.02)
Total assets(4)	576,842	519,858	517,799	482,264

Explanatory Notes:

(1)

The Company earns income from interest bearing accounts and deposits. Rand balances earn significantly higher rates of interest than can be earned at present in Canadian or U.S. Dollars. Interest income varies relative to cash on hand.

(2)

Net (loss) income by quarter is affected by the timing and recognition of large non-cash items. In the quarters ended August 31, 2017, May 31, 2017, February 28, 2017 and August 31, 2016 impairment charges of $309 million, $152 million, $55 million and $41.4 million respectively were recognized relating to the Maseve Mine. In the quarter ended February 28, 2017 there were share-based compensation expenses. Net (loss) income can also be impacted by the value of the Rand and the U.S. Dollar relative to the Canadian Dollar as the Company has in the past held significant portions of its cash in each currency. At the end of each reporting period Rand and U.S. Dollar cash balances are translated to Canadian Dollars at period end exchange rates.

(3)

Basic loss per share is calculated using the weighted average number of common shares outstanding. The Company uses the treasury stock method to calculate diluted earnings per share. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. In periods when a loss is incurred, the effect of share issuances under options would be anti-dilutive, resulting in basic and diluted loss per share being the same.

(4)	At May 31, 2017, February 28, 2017, November 30, 2016 and May 31, 2016 the Company’s assets increased compared to prior periods as a result of equity offerings.

4.          Dividends

The Company has never declared nor paid dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance its business.

5.          Related Party Transactions

Transactions with related parties are as follows (in thousands of dollars):

i.	During the period ended November 30, 2017 $61 ($58 - November 30, 2016) was paid or accrued to independent directors for directors’ fees and services.

ii.

During the period ended November 30, 2017, the Company accrued or received payments of $14 ($14 – November 30, 2016) from West Kirkland Mining Inc. (“West Kirkland”), a company with two directors in common, for accounting and administrative services. Amounts receivable at the end of the period include an amount of $23 ($20 – November 30, 2016) due from West Kirkland.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2017

All amounts receivable and accounts payable owing to or from related parties (excluding the LMM Facility) are non-interest bearing with no specific terms of repayment. These transactions are in the normal course of business and are recorded at consideration established and agreed to by the parties.

6.          Off-Balance Sheet Arrangements

The Company does not have any special purpose entities nor is it party to any off-balance sheet arrangements.

7.          Outstanding Share Data

The Company has an unlimited number of common shares authorized for issuance without par value. At November 30, 2017, there were 148,469,377 common shares outstanding and 3,627,200 incentive stock options outstanding at exercise prices of C$2.00 to C$14.00. At January 11, 2018 the Company had 150,910,006 common shares outstanding. During the period the Company made no changes to the exercise price of outstanding options through cancellation and re-grant. Outstanding options were adjusted to conform with the Company’s announced consolidation of its common shares effective January 2016.

8.          Outlook

The Company’s key business objectives are to advance the Waterberg Project and complete the Maseve Sale Transaction. In the near term, the Company’s liquidity will be constrained until the Maseve Sale Transaction is complete and financing has been obtained to repay and discharge remaining amounts due firstly to the Sprott Lenders (if any) and secondly to LMM and for working capital purposes. As described above, the Company must raise $20.0 million in debt and or equity within 30 days of the first lien Sprott Facility being repaid and raise a further $10.0 million in debt and or equity by June 30, 2018. Amounts due to LMM include the termination fee for the Maseve Mine production payment obligation due in the amount of $15.0 million, if paid by March 31, 2018.

The Company plans to advance the Waterberg Project to completion of a DFS and a construction decision. Under the terms of the Implats Transaction a DFS budget of $10.0 million has been established by Waterberg JV Co. and the Company set aside an amount of $5.0 million from its proceeds of the Initial Purchase toward its share of DFS costs. Drilling to increase the confidence in certain areas of the known mineral resource to the measured category is underway. Engagement with utilities for the delivery of bulk services is in process. Engineering work on the Waterberg Project includes resource modelling, metallurgical work, optimization of the metallurgical flow sheet using South African and Japanese expertise, bulk services design and mechanized mine planning. Optimization of the mine plan and working on reducing underground sustaining development capital will be part of the upcoming DFS. Waterberg JV Co. plans to file a mining right application during 2018, based substantially on the results of the October 2016 Waterberg Report.

The Company has been actively engaged with shareholders to explain the new focus on the Waterberg Project and the Company’s immediate and medium term plans. Market interest in palladium has recently been increasing. The Company believes that the transaction with Implats provides an endorsement of the Waterberg Project and a mine to market roadmap.

The Company continues to review and assess corporate and asset level strategic alternatives with advisors BMO and Macquarie.

As well as the discussions within this MD&A, the reader is encouraged to also see the Company’s disclosure made under the heading “Risk Factors” in the AIF and Form 20-F.

9.          Critical Accounting Estimates

The preparation of the Company’s condensed consolidated interim financial statements in conformity with IFRS requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as income and expenses. The Company’s accounting policies are described in note 2 of the Company’s audited annual consolidated financial statements for the year ended August 31, 2017.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2017

Fair value of embedded derivatives

Where the fair value of financial liabilities recorded in the financial statements cannot be derived from active markets, their fair value is determined using valuation techniques including the partial differential equation method. The inputs to this model are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments. When measuring the fair value of an asset or liability, the Company uses observable market data as far as possible.

Determination of ore reserve and mineral resource estimates

The Company estimates its ore reserves and mineral resources based on information compiled by Qualified Persons as defined by NI 43-101. Reserves determined in this way are used in the calculation of depreciation, amortization and impairment charges, and for forecasting the timing of the payment of close down and restoration costs. In assessing the life of a mine for accounting purposes, mineral resources are only taken into account where there is a high degree of confidence of economic extraction. There are numerous uncertainties inherent in estimating ore reserves, and assumptions that are valid at the time of estimation and they may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in reserves being restated. Such changes in reserves could impact depreciation and amortization rates, asset carrying values and provisions for closure and restoration costs.

Deferred tax assets and liabilities and resource taxes

The determination of our future tax liabilities and assets involves significant management estimation and judgment involving a number of assumptions. In determining these amounts the Company interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of future tax assets and liabilities. We also make estimates of our future earnings which affect the extent to which potential future tax benefits may be used. We are subject to assessment by various taxation authorities, which may interpret tax legislation in a manner different from our view. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise, we make provision for such items based on our best estimate of the final outcome of these matters.

10.        Disclosure Controls and Internal Control Over Financial Reporting

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to both SEC and Canadian Securities Administrators requirements are recorded, processed, summarized and reported in the manner specified by the relevant securities laws applicable to the Company. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the applicable securities legislation is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Controls over Financial Reporting

No change in the Company’s internal control over financial reporting occurred during the period ended November 30, 2017 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

11.        Other Information

Additional information relating to the Company for the period ended November 30, 2017 may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Readers are encouraged to review the Company’s audited annual consolidated financial statements for the year ended August 31, 2017 together with the notes thereto as well as the AIF and Form 20-F.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2017

12.        List of Directors and Officers

a) Directors:		b) Officers:

R. Michael Jones	Barry W. Smee	R. Michael Jones (CEO)
Frank R. Hallam	Timothy Marlow	Frank R. Hallam (CFO & Corporate Secretary)
Iain McLean	Diana Walters	Kris Begic (VP, Corporate Development)
Eric Carlson